Exhibit 99.1

Autolus Announces Partial Exercise of Underwriters’ Option to Purchase Additional ADSs

LONDON – 21 December 2022 – Autolus Therapeutics plc (Nasdaq: AUTL), a clinical-stage biopharmaceutical company developing next-generation programmed T cell therapies, announced today that the underwriters of its previously announced public offering of American Depositary Shares, or ADSs, which closed on December 13, 2022, have partially exercised their option to purchase an additional 6,927,102 ADSs, at a price per ADS of $2.00, resulting in additional gross proceeds to Autolus of approximately $13.9 million. After giving effect to the issuance of these additional shares, which closed today, Autolus has sold a total of 81,927,102 ADSs in the offering for aggregate gross proceeds of approximately $163.9 million.

Jefferies LLC, William Blair & Company L.L.C. and Wells Fargo Securities, LLC acted as joint bookrunners for the offering.

A preliminary prospectus supplement to the prospectus describing the terms of the offering was filed with the Securities and Exchange Commission, or the SEC, on December 8, 2022, and a final prospectus supplement was filed with the SEC on December 12, 2022. The offering of these ADSs is being made only by means of a written prospectus and prospectus supplement that form a part of the registration statement, which, for the avoidance of doubt, will not constitute a “prospectus” for the purposes of the Regulation (EU) 2017/1129 and has not been reviewed by any competent authority in any member state in the European Economic Area. Copies of the preliminary prospectus supplement and the accompanying prospectus relating to the offering may be obtained for free from the joint book-running managers for the offering, Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com; William Blair & Company, L.L.C., Attention: Prospectus Department, 150 North Riverside Plaza, Chicago, IL 60606, by telephone at (800) 621-0687, or by email at prospectus@williamblair.com; or Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 500 West 33rd Street, New York, New York, 10001, at 833-690-2713 or email a request to cmclientsupport@wellsfargo.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Autolus

Autolus is a clinical-stage biopharmaceutical company developing next-generation, programmed T cell therapies for the treatment of cancer. Using a broad suite of proprietary and modular T cell programming technologies, the company is engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and eliminate these cells. Autolus has a pipeline of product candidates in development for the treatment of hematological malignancies and solid tumors.

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Contacts:

Julia Wilson

+44 (0) 7818 430877

j.wilson@autolus.com

Susan A Noonan

S.A. Noonan Communications

+1-917-513-5303

susan@sanoonan.com